                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                           (Amendment No. 12 to the
                      Amended and Restated Schedule 13D)*


                      United States Cellular Corporation
                      ----------------------------------
                               (Name of Issuer)


                        Common Shares ($1.00 par value)
                        -------------------------------
                        (Title of Class of Securities)


                                   911684108
                                 --------------
                                 (CUSIP Number)

                      LeRoy T. Carlson, Jr. (312) 630-1900
                      President and Chief Executive Officer
                         Telephone and Data Systems, Inc.
            30 N. LaSalle Street, Suite 4000, Chicago, Illinois 60602
            ---------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                December 18, 1997
               -------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /x/.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following page)

                                  SCHEDULE 13D

CUSIP No. 911684108                                    Page  2  of  8  Pages

-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON.  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSON
       Telephone and Data Systems, Inc.
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  / /
     OF A GROUP*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
       00
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e) / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
       Iowa
-------------------------------------------------------------------------------
NUMBER OF SHARES             (7)  SOLE VOTING POWER
 BENEFICIALLY OWNED                 70,743,836 shares - includes 33,005,877
 BY EACH REPORTING                  Series A Common Shares which have ten
 PERSON WITH                        votes per share on all matters and are
                                    convertible on a share-for-share basis
                                    into Common Shares and 37,737,959 Common
                                    Shares. See Item 5 for further explanation.
                             --------------------------------------------------
                             (8)  SHARED VOTING POWER
                                    -0-
                             --------------------------------------------------
                             (9)  SOLE DISPOSITIVE POWER
                                    Same as 7 above.
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                    -0-
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       Same as 7 above.
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       Reporting person beneficially owns 100% of the outstanding Series A Common Shares of the Issuer and approximately 70% of the outstanding Common Shares of the Issuer for a combined total of approximately 81%
       of the Issuer's outstanding classes of capital stock and aproximately 96% of their combined voting power.**
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
       HC, CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

** Based on 54,225,781 Common Shares and 33,005,877 Series A Common Shares outstanding on November 30, 1997.

                                 SCHEDULE 13D

CUSIP No. 911684108                                     Page  3  of  8  Pages

-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON.  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSON
       The Trustees of the Voting Trust under Agreement dated June 30, 1989
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /x/
     OF A GROUP*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
       00
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e) / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
       United States
-------------------------------------------------------------------------------
NUMBER OF SHARES             (7)  SOLE VOTING POWER
 BENEFICIALLY OWNED                 -0-
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                 (8)  SHARED VOTING POWER
                                    70,743,836 shares - includes 33,005,877
                                    Series A Common Shares which have ten
                                    votes per share on all matters and are
                                    convertible on a share-for-share basis
                                    into Common Shares and 37,737,959 Common
                                    Shares. See Item 5 for further explanation.
                             --------------------------------------------------
                             (9)  SOLE DISPOSITIVE POWER
                                    -0-
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                    Same as 8 above.
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       Same as 8 above.
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       Reporting person beneficially owns 100% of the outstanding Series A Common Shares of the Issuer and approximately 70% of the outstanding Common Shares of the Issuer for a combined total of approximately 81%
       of the Issuer's outstanding classes of capital stock and aproximately 96% of their combined voting power.**
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
       00
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

** Based on 54,225,781 Common Shares and 33,005,877 Series A Common Shares outstanding on November 30, 1997.

Schedule 13D
Issuer: United States Cellular Corporation
Page 4 of 8

    This Amendment Number 12 to the Amended and Restated Schedule 13D is being filed pursuant to Section 13(d)(2) of the Securities Exchange Act of 1934, as amended (the "Act"), by Telephone and Data Systems, Inc., an Iowa corporation ("TDS"). This amended Schedule 13D relates to the ownership by TDS of Common Shares, par value $1.00 per share ("Common Shares"), and/or Series A Common Shares, par value $1.00 per share ("Series A Common Shares") of United States Cellular Corporation, a Delaware corporation (the "Issuer").

ITEM 1.  SECURITY AND ISSUER.

    This statement relates to the Common Shares, par value $1.00 per share, of the Issuer. The principal executive office of the Issuer is located at 8410 West Bryn Mawr, Suite 700, Chicago, Illinois 60631.

ITEM 2.  IDENTITY AND BACKGROUND.

    TDS AND THE TRUSTEES OF THE VOTING TRUST UNDER AGREEMENT DATED JUNE 30, 1989 ("THE VOTING TRUST"), ARE FILING THIS SCHEDULE 13D AMENDMENT CONCERNING
THEIR DIRECT AND INDIRECT BENEFICIAL OWNERSHIP OF COMMON SHARES.   THE
FOLLOWING SETS FORTH INFORMATION WITH RESPECT TO ITEMS 2(A) THROUGH 2(F) FOR TDS AND THE TRUSTEES OF THE TDS VOTING TRUST.

    TDS. TDS is an Iowa corporation. The principal business and office address of TDS, is 30 North LaSalle Street, Suite 4000, Chicago, Illinois 60602. TDS's principal business is that of providing diversified telecommunications services. TDS, directly and through its subsidiaries, has established local telephone, cellular telephone and radio paging operations, and is developing personal communications services. The information with respect to the directors and executive officers of TDS is set forth on Appendices A and B attached hereto, and incorporated herein by reference.

    THE TRUSTEES OF THE VOTING TRUST. The principal business address of The Voting Trust is c/o TDS, 30 North LaSalle Street, Suite 4000, Chicago, Illinois 60602. The Voting Trust holds TDS Series A Common Shares and was created to facilitate long-standing relationships among the trust's certificate holders. Under the terms of The Voting Trust, the trustees hold and vote the TDS Series A Common Shares held in the trust. The information with respect to the trustees of The Voting Trust is set forth in Appendix C hereto, and incorporated herein by reference.

    To the knowledge of LeRoy T. Carlson, Jr., during the last five years, none of TDS, The Voting Trust, nor any of the persons named in Appendices A, B and C hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    To the knowledge of LeRoy T. Carlson, Jr., during the last five years, none of TDS, The Voting Trust, nor any of the persons named in Appendices A, B and C hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    The information contained in Item 4 below, is incorporated herein by reference.

ITEM 4.  PURPOSE OF TRANSACTION.

    TDS has proposed a transaction to acquire all of the publicly traded Common Shares of the Issuer which it does not own, in the following manner. The Board of Directors of TDS has approved a plan to reincorporate TDS as a Delaware corporation through a merger with Telephone and Data Systems, Inc., a Delaware corporation and wholly-owned subsidiary of TDS ("TDS Delaware"), with TDS Delaware as the surviving corporation. The amended and restated certificate of incorporation of TDS Delaware will, among other things, authorize three new classes of common stock, including one class

Schedule 13D
Issuer: United States Cellular Corporation
Page 5 of 8

designated as United States Cellular Group Common Shares ("Cellular Group Shares"). The Cellular Group Shares are intended to reflect the separate performance of the business of the Issuer. The Cellular Group Shares are expected to be registered and listed for trading on the American Stock Exchange. If the shareholders of TDS approve the reincorporation plan, Cellular Group Shares are expected to be distributed in the form of a stock dividend to holders of Series A Common Shares and Common Shares of TDS. Subject to the approval of the reincorporation plan by the shareholders of TDS and the effectiveness of the merger contemplated therein, TDS has proposed to the Board of Directors of the Issuer to complete a transaction pursuant to which TDS would also issue 1.14613 Cellular Group Shares in exchange for each of the Common Shares of the Issuer which are not owned by TDS (based on shares outstanding as of November 30, 1997) pursuant to a
merger between a subsidiary of TDS and the Issuer.   Following such merger,
the Common Shares of the Issuer presently listed for trading on the American Stock Exchange would be delisted. Attached hereto as EXHIBIT A is a copy of the offer letter from TDS to the Board of Directors of the Issuer. This transaction is further subject to negotiation of mutually agreeable terms, approval by the board of directors and shareholders of Issuer and certain other conditions.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

    (I)  TDS.

         (a) As of November 30, 1997, TDS may be deemed to beneficially own, pursuant to Rule 13d-3(d)(1)(i), an aggregate of 70,743,836 Common Shares which is approximately 70% of such shares outstanding.
              This includes 37,737,959 Common Shares and 33,005,877 Series A Common Shares which have ten votes per share on all matters and are convertible on share-for-basis into Common Shares.

         (b)  (i)  SOLE POWER TO VOTE OR DIRECT THE VOTE:

                   TDS is the direct beneficial owner of 37,737,959 Common Shares and 33,005,877 Series A Common Shares of the Issuer representing approximately 81% of all classes of common shares of the Issuer. The Series A Common Shares have ten votes per share on all matters and are convertible on a share-for-share basis into Common Shares. TDS has sole voting power with respect to an aggregate of 37,737,959 Common Shares and 33,005,877 Series A Common Shares representing approximately 96% of the combined voting power of the Common Shares and the Series A Common Shares.

             (ii)  SHARED POWER TO VOTE OR DIRECT THE VOTE:

                   None.

            (iii)  SOLE POWER TO DISPOSE OR DIRECT THE DISPOSITION:

                   TDS has sole power to dispose of 37,737,959 Common Shares and 33,005,877 Series A Common Shares, representing approximately 81% of all classes of capital stock outstanding.

             (iv)  SHARED POWER TO DISPOSE OR DIRECT THE DISPOSITION:

                   None.

         (c) To the knowledge of LeRoy T. Carlson, Jr., no transactions were effected during the past sixty days in Common Shares by TDS, except as disclosed in Item 4, and except as may be attributable to TDS pursuant to transactions in the ordinary course under employee benefit plans.

Schedule 13D
Issuer: United States Cellular Corporation
Page 6 of 8

         (d) To the knowledge of LeRoy T. Carlson, Jr., no other person is known to have the right of dividends from, or the proceeds from the sale of the shares of Common Shares beneficially owned by TDS.

         (e)  Not Applicable.


    (II) DIRECTORS AND EXECUTIVE OFFICERS OF TDS.

         (a) - (b) See Appendix D attached hereto and incorporated herein by reference.

         (c) To the knowledge of LeRoy T. Carlson, Jr., no transactions were effected during the past sixty days in the Common Shares by any Director or Executive Officer of TDS, and except as may be attributable to TDS pursuant to transactions in the ordinary course under employee benefit plans.

         (d) To the knowledge of LeRoy T. Carlson, Jr., no person other than the persons listed in Appendix D are known to have the right to receive or the power to direct the receipt of dividends from, or other proceeds from the sale of Common Shares beneficially owned by the persons listed in Appendix D.

         (e)       Not applicable.


    (III) THE VOTING TRUST.

         (a) As of November 30, 1997, pursuant to Rule 13d-3(d)(1)(i), The Voting Trust may be deemed to beneficially own an aggregate of 70,743,836 Common Shares representing 70% of such shares. This includes 37,737,959 Common Shares and 33,005,877
                   Series A Common Shares.

         (b)  (i)  SOLE POWER TO VOTE OR DIRECT THE VOTE:

                   None.

             (ii)  SHARED POWER TO VOTE OR DIRECT THE VOTE:

                   The Voting Trust is the direct beneficial owner of TDS Series A Common Shares. The Voting Trust holds and the trustees vote 6,334,473 Series A Common Shares of TDS, representing approximately 91% of the outstanding
                   TDS Series A Common Shares, and approximately 52% of the combined voting power of TDS Series A Common Shares and TDS Common Shares.(FOOTNOTE 1) Therefore, the Voting Trust may direct a majority of the combined voting power of TDS, which has the sole voting power with respect to approximately 96% of the combined voting power of the Issuer (see above discussion concerning beneficial ownership of the Issuer by TDS).

             (iii) SOLE POWER TO DISPOSE OR DIRECT THE DISPOSITION:

                   None.

              (iv) SHARED POWER TO DISPOSE OR DIRECT THE DISPOSITION:

_______________

1 Based on 52,633,558 Common Shares of TDS and 6,933,233 Series A Common Shares outstanding on November 30, 1997.

Schedule 13D
Issuer: United States Cellular Corporation
Page 7 of 8

                   The information contained in Item 5.III(b)(ii) above is incorporated herein by reference. Through the ability to direct a majority of the combined voting power of TDS, The Voting Trust trustees share the power to direct the disposition of 37,737,959 Common Shares and 33,005,877 Series A Common Shares of the Issuer, representing 81% of all classes of capital stock outstanding of the Issuer.

         (c) To the knowledge of LeRoy T. Carlson, Jr., no transactions were effected during the past sixty days in Common Shares or Series A Common Shares of the Issuer by The Voting Trust except to the extent disclosed herein.

         (d) To the knowledge of LeRoy T. Carlson, Jr., no person other than TDS is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares or Series A Common Shares of the Issuer beneficially owned by The Voting Trust.

         (e)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    The Voting Trust holds TDS Series A Common Shares and was created to facilitate long-standing relationships among the trust's certificate holders. Under the terms of The Voting Trust, the trustees hold and vote the TDS Series A Common Shares held in the trust.

    The Voting Trust trustees hold and vote 6,334,473 TDS Series A Common Shares held in The Voting Trust, representing 91% of the outstanding TDS Series A Common Shares, and approximately 52% of the combined voting power of the TDS Series A Common Shares and TDS Common Shares. Therefore, The Voting Trust trustees may direct a majority of the combined voting power of TDS which has the sole voting power with respect to approximately 96% of the combined voting power of the Issuer.

    TDS and Merrill Lynch & Co. ("ML") have entered into a Securities Loan Agreement, which provides that, subject to certain restrictions, ML may, with the agreement of TDS, from time to time borrow, return and reborrow from TDS up to 750,000 Common Shares, par value $1.00 per share, of the Issuer, which number may be reduced from time to time by TDS.

    TDS, ML and the Issuer have also entered into a Registration Rights Agreement that provides, among other things, that USM will keep the registration statement relating to such Common Shares continuously effective in order to permit TDS and ML to use the prospectus in connection with any offering, sale or delivery of such Common Shares which may be borrowed by ML from TDS from time to time under the Securities Loan Agreement.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

    The Voting Trust Agreement dated June 30, 1989, as amended, is hereby incorporated by reference to Exhibit 9.1 to the Annual Report on Form 10-K for the year ended December 31, 1996 of United States Cellular Corporation.

                              *  *  *  *  *  *

Schedule 13D
Issuer: United States Cellular Corporation
Page 8 of 8

                            JOINT FILING AGREEMENT

         The undersigned hereby agree and consent, pursuant to Rule 13d-1(f)(1), to the joint filing of all Schedules 13D and/or Schedules 13G (including any amendments thereto) on behalf of such parties.

                                      SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of December 18, 1997.

TELEPHONE AND DATA SYSTEMS, INC.       THE VOTING TRUST



By: /s/ LeRoy T. Carlson, Jr.          By: /s/ LeRoy T. Carlson, Jr.
    ------------------------------         -----------------------------------
    LeRoy T. Carlson, Jr.                  LeRoy T. Carlson, Jr.
    President and Chief Executive          As Trustee and Attorney-in-Fact
    Officer                                for other Trustees*




                                  *Pursuant to Joint Filing Agreement and Power
                                   of Attorney previously filed with the
                                   Securities and Exchange Commission and
                                   incorporated by reference herein.



                     Signature Page to the 12th Amendment to the
                          Amended and Restated Schedule 13D
           relating to the direct and indirect beneficial ownership of the
                Common Shares of United States Cellular Corporation by
        Telephone and Data Systems, Inc., and The Voting Trust, respectively.

Schedule 13D
Issuer: United States Cellular Corporation
Page 1 of 5 of Appendix A

                                      APPENDIX A

                                   DIRECTORS OF TDS


(I)      (a)  NAME:

              LeRoy T. Carlson

         (b)  BUSINESS ADDRESS:

              Telephone and Data Systems, Inc.
              30 North LaSalle Street
              Suite 4000
              Chicago, Illinois  60602

         (c)  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT:

              Chairman of Telephone and Data Systems, Inc.

         (d)  CITIZENSHIP:

              United States

(II)     (a)  NAME:

              LeRoy T. Carlson, Jr.

         (b)  BUSINESS ADDRESS:

              Telephone and Data Systems, Inc.
              30 North LaSalle Street
              Suite 4000
              Chicago, Illinois  60602

         (c)  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT:

              President and Chief Executive Officer of Telephone and Data Systems, Inc.

         (d)  CITIZENSHIP:

              United States

Schedule 13D
Issuer: United States Cellular Corporation
Page 2 of 5 of Appendix A

(III)    (a)  NAME:

              Rudolph E. Hornacek

         (b)  BUSINESS ADDRESS:

              Telephone and Data Systems, Inc.
              30 North LaSalle Street
              Suite 4000
              Chicago, Illinois  60602

         (c)  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT:

              Vice President - Engineering of Telephone and Data Systems, Inc.

         (d)  CITIZENSHIP:

              United States

(IV)     (a)  NAME:

              Murray L. Swanson

         (b)  BUSINESS ADDRESS:

              Telephone and Data Systems, Inc.
              30 North LaSalle Street
              Suite 4000
              Chicago, Illinois 60602

         (c)  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT:

              Executive Vice President - Finance of Telephone and Data Systems, Inc.

         (d)  CITIZENSHIP:

              United States

(V)      (a)  NAME:

              James Barr, III

         (b)  BUSINESS ADDRESS:

              TDS Telecommunications Corporation
              301 South Westfield Road
              Madison, Wisconsin  53705-0158

         (c)  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT:

              President of TDS Telecommunications Corporation, a wholly-owned subsidiary of Telephone and Data Systems, Inc.

         (d)  CITIZENSHIP:

              United States

Schedule 13D
Issuer: United States Cellular Corporation
Page 3 of 5 of Appendix A

(VI)     (a)  NAME:

              Donald R. Brown

         (b)  BUSINESS ADDRESS:

              Telephone and Data Systems, Inc.
              834 Ethan's Glen Drive
              Knoxville, Tennessee  37923

         (c)  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT:

              Vice President of TDS Telecommunications Corporation

         (d)  CITIZENSHIP:

              United States

(VII)    (a)  NAME:

              Donald C. Nebergall

         (b)  RESIDENCE ADDRESS:

              2919 Applewood Place, N.E.
              Cedar Rapids, Iowa  52402

         (c)  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT:

              Consultant to Telephone and Data Systems, Inc.

         (d)  CITIZENSHIP:

              United States

(VIII)   (a)  NAME:

              Herbert S. Wander

         (b)  BUSINESS ADDRESS:

              Katten, Muchin & Zavis
              525 West Monroe Street
              Suite 1600
              Chicago, Illinois 60606-3693

         (c)  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT:

              Partner of the law firm of Katten, Muchin & Zavis

         (d)  CITIZENSHIP:

              United States

Schedule 13D
Issuer: United States Cellular Corporation
Page 4 of 5 of Appendix A

(IX)     (a)  NAME:

              Walter C.D. Carlson

         (b)  BUSINESS ADDRESS:

              Sidley & Austin
              One First National Plaza
              Chicago, Illinois  60603

         (c)  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT:

              Partner of the law firm of Sidley & Austin

         (d)  CITIZENSHIP:

              United States

(X)      (a)  NAME:

              Letitia G.C. Carlson

         (b)  RESIDENCE ADDRESS:

              7604 Fairfax Road
              Bethesda, Maryland  20814

         (c)  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT:

              Medical Doctor

         (d)  CITIZENSHIP:

              United States

(XI)     (a)  NAME:

              George W. Off

         (b)  BUSINESS ADDRESS:

              Catalina Marketing Group
              11300 Ninth Street North
              St. Petersburg, Florida  33716

         (c)  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT:

              President and Chief Executive Officer of Catalina Marketing Corporation

         (d)  CITIZENSHIP:

              United States

Schedule 13D
Issuer: United States Cellular Corporation
Page 5 of 5 of Appendix A

(XII)    (a)  NAME:

              Martin L. Solomon

         (b)  BUSINESS ADDRESS:

              2665 South Bayshore Drive, Suite 906
              Coconut Grove, Florida 33133

         (c)  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT:

              Private Investor

         (d)  CITIZENSHIP:

              United States

Schedule 13D
Issuer:  United States Cellular Corporation
Page 1 of 6 of Appendix B


                                      APPENDIX B

                              EXECUTIVE OFFICERS OF TDS


(I)      (a)  NAME:

              LeRoy T. Carlson

         (b)  BUSINESS ADDRESS:

              Telephone and Data Systems, Inc.
              30 North LaSalle Street
              Suite 4000
              Chicago, Illinois  60602

         (c)  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT:

              Chairman of Telephone and Data Systems, Inc.

         (d)  CITIZENSHIP:

              United States

(II)     (a)  NAME:

              LeRoy T. Carlson, Jr.

         (b)  BUSINESS ADDRESS:

              Telephone and Data Systems, Inc.
              30 North LaSalle Street
              Suite 4000
              Chicago, Illinois  60602

         (c)  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT:

              President and Chief Executive Officer of Telephone and Data Systems, Inc.

         (d)  CITIZENSHIP:

              United States

Schedule 13D
Issuer: United States Cellular Corporation
Page 2 of 6 of Appendix B

(III)    (a)  NAME:

              Murray L. Swanson

         (b)  BUSINESS ADDRESS:

              Telephone and Data Systems, Inc.
              30 North LaSalle Street
              Suite 4000
              Chicago, Illinois 60602

         (c)  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT:

              Executive Vice President - Finance of Telephone and Data Systems, Inc.

         (d)  CITIZENSHIP:

              United States

(IV)     (a)  NAME:

              Rudolph E. Hornacek

         (b)  BUSINESS ADDRESS:

              Telephone and Data Systems, Inc.
              30 North LaSalle Street
              Suite 4000
              Chicago, Illinois  60602

         (c)  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT:

              Vice President - Engineering of Telephone and Data Systems, Inc.

         (d)  CITIZENSHIP:

              United States

Schedule 13D
Issuer: United States Cellular Corporation
Page 3 of 6 of Appendix B

(V)      (a)  NAME:

              H. Donald Nelson

         (b)  BUSINESS ADDRESS:

              United States Cellular Corporation
              8410 West Bryn Mawr
              Suite 700
              Chicago, Illinois  60631

         (c)  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT:

              President and Chief Executive Officer of United States Cellular Corporation, an over 80%-owned subsidiary of Telephone and Data Systems, Inc.

         (d)  CITIZENSHIP:

              United States

(VI)     (a)  NAME:

              Donald W. Warkentin

         (b)  BUSINESS ADDRESS:

              Aerial Communications, Inc.
              8410 West Bryn Mawr Avenue
              Suite 1100
              Chicago, Illinois  60631

         (c)  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT:

              President of Aerial Communications, Inc., an over 80%-owned subsidiary of Telephone and Data Systems, Inc.

         (d)  CITIZENSHIP:

              United States

Schedule 13D
Issuer: United States Cellular Corporation
Page 4 of 6 of Appendix B

(VII)    (a)  NAME:

              Terrence T. Sullivan

         (b)  BUSINESS ADDRESS:

              American Paging, Inc.
              1300 Godward Street NE
              Suite 3100
              Minneapolis, Minnesota  55413

         (c)  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT:

              President of American Paging, Inc., an over-80% owned subsidiary of Telephone and Data Systems, Inc.

         (d)  CITIZENSHIP:

              United States

(VIII)   (a)  NAME:

              C. Theodore Herbert

         (b)  BUSINESS ADDRESS:

              Telephone and Data Systems, Inc.
              30 North LaSalle Street
              Suite 4000
              Chicago, Illinois  60602

         (c)  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT:

              Vice President-Human Resources of Telephone and Data Systems,
              Inc.

         (d)  CITIZENSHIP:

              United States

Schedule 13D
Issuer: United States Cellular Corporation
Page 5 of 6 of Appendix B

(IX)     (a)  NAME:

              Gregory J. Wilkinson

         (b)  BUSINESS ADDRESS:

              TDS Corporate Madison
              8401 Greenway Boulevard
              P.O. Box 628010
              Middleton, Wisconsin  53562-8010

         (c)  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT:

              Vice President and Corporate Controller of Telephone and Data Systems, Inc.

         (d)  CITIZENSHIP:

              United States

(X)      (a)  NAME:

              George L. Dienes

         (b)  BUSINESS ADDRESS:

              Telephone and Data Systems, Inc.
              30 North LaSalle Street
              Suite 4000
              Chicago, Illinois   60602

         (c)  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT:

              Vice President-Corporate Development of Telephone and Data Systems, Inc.

         (d)  CITIZENSHIP:

              United States

(XI)     (a)  NAME:

              Michael K. Chesney

         (b)  BUSINESS ADDRESS:

              1014 South Briarcliffe Circle
              Maryville, Tennessee 37803

         (c)  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT:

              Vice President - Corporate Development of Telephone and Data Systems, Inc.

         (d)  CITIZENSHIP:

              United States

Schedule 13D
Issuer: United States Cellular Corporation
Page 6 of 6 of Appendix B

(XII)    (a)  NAME:

              Byron A. Wertz

         (b)  BUSINESS ADDRESS:

              Telephone and Data Systems, Inc.
              8000 West 78th Street, Suite 400
              Minneapolis, Minnesota  55439

         (c)  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT:

              Vice President - Corporate Development of Telephone and Data Systems, Inc.

         (d)  CITIZENSHIP:

              United States

(XIII)   (a)  NAME:

              Scott H. Williamson

         (b)  BUSINESS ADDRESS:

              30 North LaSalle Street
              Suite 4000
              Chicago, Illinois  60602

         (c)  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT:

              Vice President - Acquisitions of Telephone and Data Systems, Inc.

         (d)  CITIZENSHIP:

              United States

(XIV)    (a)  NAME:

              Michael G. Hron

         (b)  BUSINESS ADDRESS:

              Sidley & Austin
              One First National Plaza
              Chicago, Illinois  60603

         (c)  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT:

              Partner of the law firm of Sidley & Austin and Secretary of Telephone and Data Systems, Inc.

         (d)  CITIZENSHIP:

              United States

Schedule 13D
Issuer:  United States Cellular Corporation
Page 1 of 2 of Appendix C

                                      APPENDIX C

                             TRUSTEES OF THE VOTING TRUST


(I)      (a)  NAME:

              LeRoy T. Carlson, Jr.

         (b)  BUSINESS ADDRESS:

              Telephone and Data Systems, Inc.
              30 North LaSalle Street
              Suite 4000
              Chicago, Illinois  60602

         (c)  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT:

              President and Chief Executive Officer of Telephone and Data Systems, Inc.

         (d)  CITIZENSHIP:

              United States

(II)     (a)  NAME:

              Walter C.D. Carlson

         (b)  BUSINESS ADDRESS:

              Sidley & Austin
              One First National Plaza
              Chicago, Illinois  60603

         (c)  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT:

              Partner of the law firm of Sidley & Austin

         (d)  CITIZENSHIP:

              United States

Schedule 13D
Issuer: United States Cellular Corporation
Page 2 of 2 of Appendix C

(III)    (a)  NAME:

              Letitia G.C. Carlson

         (b)  BUSINESS ADDRESS:

              2150 Pennsylvania Avenue, N.W.
              Washington, D.C.  20037

         (c)  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT:

              Physician

         (d)  CITIZENSHIP:

              United States

(IV)     (a)  NAME:

              Donald C. Nebergall

         (b)  RESIDENCE ADDRESS:

              2919 Applewood Place, N.E.
              Cedar Rapids, Iowa  52402

         (c)  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT:

              Consultant to Telephone and Data Systems, Inc.

         (d)  CITIZENSHIP:

              United States

(V)      (a)  NAME:

              Melanie J. Heald

         (b)  BUSINESS ADDRESS:

              7410 Longmeadow Road
              Madison, Wisconsin  53717

         (c)  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT:

              Homemaker

         (d)  CITIZENSHIP:

              United States

Schedule 13D
Issuer:  United States Cellular Corporation
Page 1 of 1 of Appendix D

                                      APPENDIX D

                                          NUMBER OF SHARES       PERCENTAGE OF
                                            BENEFICIALLY             CLASS
                                              OWNED AT          OF THE ISSUER'S
                      NAME                DECEMBER 18,1997       COMMON SHARES
                      ----                ----------------      ---------------

            James Barr, III                       --                     --

            Donald R. Brown                       --                     --

            LeRoy T. Carlson                   1,243                      *

            LeRoy T. Carlson, Jr. (1)             --                     --

            Walter C.D. Carlson                  508                      *

            Letitia G.C. Carlson                  --                     --

            Michael K. Chesney                    --                     --

            George L. Dienes                      --                     --

            C. Theodore Herbert (1)              706                      *

            Rudolph E. Hornacek                   --                     --

            Michael G. Hron (1)                   --                     --

            Donald C. Nebergall                  500                      *

            H. Donald Nelson                  75,299                      *

            George W. Off                        500                      *

            Martin L. Solomon                     --                     --

            Murray L. Swanson                     --                     --

            Terrence T. Sullivan                  --                     --

            Herbert S. Wander                     --                     --

            Byron A. Wertz                       100                      *

            Gregory J. Wilkinson               1,052                      *
                                              ------                    ---
                 Total                        79,908                      *
                                              ======                    ===

_______________
* Less than 1%

1 Messrs. Carlson, Jr., Herbert and Hron are members of the investment management committee of the Telephone and Data Systems, Inc., Tax-Deferred Savings Plan (the "Plan"). As of November 30, 1997, the Plan was the record holder of 214,449 United States Cellular Corporation Common Shares. In accordance with the position of the SEC's Division of Corporation Finance, such persons may be deemed to beneficially own Common Shares held by the Plan because they may be deemed to have investment or voting power over such shares. Such persons disclaim beneficial ownership of such shares, except as reported herein.

                                   EXHIBIT A

                               [TDS Letterhead]

                              December 17, 1997


To the Board of Directors of
United States Cellular Corporation

Gentlemen:

     As you know, the Board of Directors of Telephone and Data Systems, Inc. ("TDS"), has approved a plan to reincorporate TDS as a Delaware corporation and to issue so-called tracking shares to reflect the separate performance of each of TDS's principal business units. A copy of the preliminary proxy statement/prospectus which was filed by TDS with the Securities and Exchange Commission is delivered herewith for your reference. The reincorporation plan contemplates the issuance by TDS of United States Cellular Group Common Shares ("Cellular Group Shares") to reflect the performance of the United States Cellular Group of TDS which would primarily include TDS's interest in United States Cellular Corporation ("USCC"). In connection with the reincorporation, the Board of Directors of TDS believes it would be in the best interest of all shareholder constituencies within the TDS family of companies if there were a single publicly traded security reflecting the performance of each business unit. Therefore, TDS proposes that it acquire 100% of the issued and outstanding Common Shares of USCC (not owned by TDS) in a merger transaction with a subsidiary of TDS.

     TDS hereby offers to exchange 1.14613 Cellular Group Share for each outstanding Common share of USCC (other than the shares held by TDS). This exchange ratio was determined based on the number of USCC Common Shares outstanding as of November 30, 1997, and would result in each shareholder of USCC Common Shares (other than TDS) retaining his or her present proportionate interest in USCC, but through ownership of Cellular Group Shares of TDS. The merger would, of course, by subject to various conditions including the approval of the reincorporation by TDS shareholders, negotiation of the other terms of a merger agreement between TDS and USCC (including satisfactory resolution of the impact on USCC's outstanding LYONs as a consequence of the merger), approval of the merger by the Board of Directors of TDS, and approval of the merger by the Board of Directors and the shareholders of USCC. The Cellular Group Shares will be listed on the American Stock Exchange. We look forward to working on this transaction with your designated representatives.


                                    Very truly yours,


                                    /s/ LeRoy T. Carlson
                                    ----------------------------
                                    LeRoy T. Carlson
                                    Chairman